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                                                               Exhibit (a)(1)(A)

             [Form of Letter to Unit holders, dated August 28, 2003,
                    from John F. Rothman and Ronald A. Young]


                                                      August 28, 2003


To the Holders of Limited Partnership Units of Casa Munras Hotel Partners, L.P.:

      Enclosed is a Supplement dated August 28, 2003 (the "Supplement") to the offer to purchase Limited Partnership Units ("Units") in Casa Munras Hotel Partners, L.P. (the "Partnership") previously sent to you, together with certain additional information that the Securities and Exchange Commission requested that we distribute to you in connection with the offer. The Supplement reflects certain changes in the terms of the offer and provides additional disclosure related to the offer. In addition, the offering period has been extended and will terminate on SEPTEMBER 30, 2003 to afford you adequate time to consider the additional information enclosed in determining whether to sell your Units.

      The Supplement refers to the documents previously distributed to you, including the OFFER TO PURCHASE, the SUMMARY TERM SHEET and the LETTER OF TRANSMITTAL. If you require additional copies of any of these documents, please call Jackie Smith at (619) 297-4040. In addition, if you have questions regarding your proposed sale, you may call John Rothman or Ronald Young, also at
(619) 297-4040.

      We strongly encourage you to read carefully the enclosed SUPPLEMENT and additional materials, because they contain important information about the tender offer.

                                          Very Truly Yours,


                                          -------------------------
                                          John. F. Rothman


                                          -------------------------
                                          Ronald A. Young